Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2010	2009	2008	2007	2006
Fixed charges
Interest expense	$101.8	$95.2	$85.1	$76.3	$77.2
Interest capitalized during the period	9.1	7.5	9.0	9.1	9.9
Amortization of debt issuance expenses	2.6	3.3	4.1	3.8	3.8
Portion of rental expense representative of interest	33.5	34.9	46.9	52.4	53.7

Total Fixed Charges	147.0	140.9	145.1	141.6	144.6

Earnings
Income (loss) from continuing operations before income taxes	222.9	218.2	(97.6)	14.8	(228.9)
Add (deduct) the following:
Share of loss (income) of associated companies	—	—	—	—	4.5
Amortization of capitalized interest	9.1	11.6	16.1	14.5	13.7

Subtotal	232.0	229.8	(81.5)	29.3	(210.7)

Fixed charges per above	147.0	140.9	145.1	141.6	144.6
Less interest capitalized during the period	(9.1)	(7.5)	(9.0)	(9.1)	(9.9)

Total earnings (loss)	$369.9	$363.2	$54.6	$161.8	$(76.0)

Ratio of earnings to fixed charges	2.52	2.58	*	1.14	*

*	Earnings for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges by $90.5 million and $220.6 million, respectively.